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OUTSOURCING SERVICES GROUP, INC.

STATEMENT OF COMPUTATION OF BASIC AND DILUTED

NET LOSS PER SHARE

(Unaudited)

(Dollars in thousands, except per share data)

Exhibit 11.

	Three Months Ended
	March 31, 2001	April 1, 2000
Basic loss per share:
Net loss attributable to common stockholders	$(256)	$(863)

Weighted average number of outstanding common shares	3,374,390	3,441,983

Basic loss per share	$(0.08)	$(0.25)

Diluted loss per share:
Net loss attributable to common stockholders	$(256)	$(863)

Weighted average number of outstanding common shares assuming full dilution	3,374,390	3,441,983

Diluted loss per share	$(0.08)	$(0.25)

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OUTSOURCING SERVICES GROUP, INC. STATEMENT OF COMPUTATION OF BASIC AND DILUTED NET LOSS PER SHARE (Unaudited)
(Dollars in thousands, except per share data)